August 21, 2006
BY EDGAR AND FEDEX
Mr. Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Diamond Management & Technology Consultants, Inc.
Schedule TO-I, as amended
Filed August 3, 2006
File No. 5-53119
Dear Mr. Pressman:
     Thank you for speaking with us. We appreciate the thought and time that the Staff of the Securities and Exchange Commission (the “Commission”) has taken on this matter. On behalf of Diamond Management & Technology Consultants, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company dated August 16, 2006, relating to the Company’s Schedule TO-I (File No. 5-53119) filed with the Commission on August 3, 2006, and amended by the Company’s Schedule TO-I/A filed with the Commission on August 4, 2006 (the “Schedule TO”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.
     Enclosed for your review is Amendment No. 2 to the Company’s Schedule TO originally filed with the Commission on August 3, 2006. An electronic version of Amendment No. 2 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of the Offer to Tender from Eligible Persons All Outstanding Vested Stock Options and Stock Appreciation Rights for Cash (Exhibit (a)(1)(A)) has been marked to reflect changes made to previous Exhibit (a)(1)(A).

Mr. Michael Pressman
August 21, 2006

General
Comment No. 1:
     As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to a defined class of former employee security holders. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with Rule 13e-4(f)(8). In that regard, we note that the offer is limited to a select group of holders and the consideration to be received by holders will vary.
Response:
     As we described in our telephone conferences, the Company believes that the offer it is proposing should be treated as subject to the global exemptive order of March 21, 2001, which gives relief from the all holders and best price rules to which all tender offers are normally subject. As we described during the telephone conferences, the offer grows out of a desire on the part of the Company to deal fairly with a number of non-U.S. employees who joined the Company starting in 2000 when the Company completed a merger with of Cluster Consulting, a European based consulting firm. The employees worked hard for the Company through July 31, 2006, when the Company sold the former Cluster business to Mercer Management Consulting, Inc. (“Mercer”). The Company’s former employees who went with the Cluster business to Mercer are the offerees in the exchange offer. They have had a limited opportunity to gain anything from the Company’s stock-based compensation programs during much of their tenure with the Company. They hold vested stock options and stock appreciation rights (“SARs”) which extend into 2007. The intent of the offer is to provide a liquidity event and give them the chance to receive fair value, determined using market inputs, for their stock options and SARs in light of the hard work they did for the Company. This compensation is coming after the end of their tenure with the Company but during the period before their stock options and SARs expire. As we mentioned to you on the telephone, the original intention was to have this offer extended while these employees still worked for the Company, but the logistics of the closing with Mercer did not allow it, and the offer could not be timely made before the closing. The Company believes that these facts establish the compensatory intent of the offer.
     As we noted on the telephone, the stock options and SARs subject to the offer were granted to the employees under the Company’s plans, which are employee benefit plans as defined in Rule 405 of the Securities Act of 1933 and registered under the Form S-8 referenced in the Company’s offer. An issue has arisen whether shares to be issued in exchange for SARs would fit within the General Instructions under Form S-8, which is a condition to the availability

Mr. Michael Pressman
August 21, 2006

of the global exemptive order and which we understand would require consultation with and review by the General Counsel’s office. To streamline the issues in this situation, the Company proposes to eliminate the question of whether the Form S-8 is available by converting its exchange offer to an all-cash offer, as discussed below. The Company believes that any former employees desiring to own the Company’s common stock can use the cash proceeds to purchase shares on the open market, and the Company believes that this conversion to an all-cash offer materially simplifies the securities issues under consideration. The Company notes the it could still offer the employees shares under the Section 3(a)(9) exemption, but the Company believes a cash only offer eliminates many troublesome securities law issues from both the Company’s and the Staff’s point of view. The all-cash offer is consistent with the Company’s corporate purposes because the Company recently announced an increase in its stock buy-back program. While the global exemptive order is directed to securities exchange offers involving stock options, we believe that in our unique circumstances, the rationale of the exemptive order applies with equal force to this one-time, all-cash offer to the Company’s former employees at the termination of their service with the Company.
     Another issue with respect to the global exemptive order is whether the Company SARs are similar enough to stock options to be treated similarly for these purposes. A copy of a typical Company SAR agreement is provided supplementally with this letter for the Staff’s consideration.
     We note that the Company SARs operate substantially the same as stock options in the following ways:
     1. The value of the SAR is measured by the difference in the fair market value of the Company common stock on the date of grant versus the date of exercise.
     2. The Company SARs are subject to vesting schedules.
     3. The value of a Company SAR is paid in Company common stock.
     4. The administration of a Company SAR is the same as stock options.
     5. The economic gain and form of compensation received by the employee is the same.
     6. The accounting treatment to the Company is the same.
     7. The tax treatment to an employee is the same.
     We believe that the Company SARs have that same effect as the cashless exercise of a stock option. Given the specific terms of the Company SARs, we do not believe that there is any material difference between them and stock options. We believe that the effect of the global exemptive order should be applied to the Company exchange offer in these unique circumstances.

Mr. Michael Pressman
August 21, 2006

Schedule TO
Item 4
Comment No. 2:
     Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the type and amount of consideration to be given to holders. Because the metrics to be used to determine the value of the compensation to be received have yet to be determined, it is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e). Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer.
Response:
     The Company has carefully considered the Staff’s concerns communicated during the telephone calls. The Company will amend its offer to provide that the terms of the offer and the price being paid for each traunche of stock options and SARS shall be determined and communicated to each offeree no later than two days prior to the end of the exchange offer period. The Company would communicate the terms (including Black Scholes metrics) and price offered after the close of business on August 31, 2006 with the offer expiring on September 5, 2006. The terms and price would be communicated to each offeree electronically via e-mail. The terms and price would be based on market data during the ten trading day period ending no later than August 31. As we noted in our telephone conferences, the Company desires to use the latest practicable market data so the parties get the full benefit of the market reaction to the sale of the Cluster business and the effect of secular considerations such as interest rate increases. We believe that these revisions will put this offer within the guidance given by the Staff in the TXU Corporation and Lazard no-action letters.
Offer to Purchase
Comment No. 3:
     We note your statement on page two that the stock to be issued will be issued pursuant to a registration statement on Form S-8. Please explain why you believe the issuance of such securities to former employees is consistent with Form S-8. Refer to General Instruction A(1)(a)(3) of Form S-8.
Response:
     As noted above, the Company believes that the best approach to resolving this issue is to change the offer to an all-cash offer. Although the Company recognizes that this change takes the offer farther away from the specific circumstances of the global exemptive order, the

Mr. Michael Pressman
August 21, 2006

Company believes that the change also eliminates the need for the Staff to make a double jump, namely, that the offer not only includes a form of stock-based compensation that was not expressly dealt with in the global exemptive order, but also that the general instructions to Form S-8 would have to be stretched to cover that same form of stock-based compensation. As noted above, the Company SARs operate substantially similar to stock options, but the Company recognizes that there are many types of SARs used by companies. Although the Company believes that the policy implicit in the global exemptive order applies to its unique circumstances, an all-cash offer gives the Company’s former employees the same choice they would have in a cash or stock tender offer (they can buy Company common stock with their cash), while eliminating a range of issues surrounding the registration of securities issued in an exchange. The Company can easily make this change because its board of directors recently approved an increase in our stock purchase program. The Company has revised the disclosure to change the offer to an all cash tender offer.
Comment No. 4:
     We note that the consideration to be paid will be determined at the close of the offer. Please advise as to why you believe that the formula pricing mechanism is consistent with the requirements of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b). In this regard, please note that in instances where we have granted no action relief at least two trading days remain in the offer after the averaging period. See TXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11, 1995).
Response:
     Please see the response to comment 2 above. The Company believes its revised offer addresses these issues consistent with guidance given by the Staff.
Section 1. General; Number of Shares of Common Stock; Expiration Date, page 12
Comment No. 5:
     Please revise your disclosure to acknowledge that you will pay the cash or issue the common stock promptly after expiration rather than “as soon as practicable” after acceptance. Refer to Rule 14e-1(c).
Response:
     The Company has revised the disclosure on pages 2, 8 and 15 of the offer to provide that it will pay the cash promptly after expiration of the offer.
Comment No. 6:
     We note you define “business day” by reference to Central Time as opposed to Eastern Time. Please note that “business day” is a defined term pursuant to Rule 13e-4(a)(3).
Response:

Mr. Michael Pressman
August 21, 2006

     The Company has revised the disclosure on page 15 of the offer to provide that “business day” is defined by reference to Eastern Time.
Section 6. Conditions of the Offer, page 19
Comment No. 7:
     We note your statement that you may assert conditions “regardless of the circumstances giving rise thereto, including any action or omission to act by us.” If the circumstances giving rise to the condition are within your control, we believe the offer may be illusory and may constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e). Please revise your disclosure accordingly.
Response:
     The Company has revised the disclosure in Section 6 of the offer to delete the statement “regardless of the circumstances giving rise thereto, including any action or omission to act by us”.
Comment No. 8:
     Refer to conditions (a) and (b)(4). The statement that an event may materially impair “in any way the contemplated future conduct of our business” is extremely broad and vaguely drafted. While we have permitted offer conditions premised on the existence of a material adverse change your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this condition. Similarly, condition (g) appears overly broad in that it contemplates the triggering of a condition upon any change that is or may be material.
Response:
     The Company has revised the disclosure in Section 6 of the offer to delete the statement “in any way the contemplated future conduct of our business or the business of any of our subsidiaries” in (a) and (b)(4). The Company has revised the disclosure in paragraph (g) of Section 6 as well.
Comment No. 9:
     We note your statement that you may waive a condition “in whole or in part, at any time and from time to time prior to our acceptance of validly tendered and not withdrawn Eligible Options and/or Eligible SARs, in our discretion, whether or not we waive any other condition to the offer.” First, please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Second, please revise your disclosure to reflect that conditions to the offer cannot be asserted after the expiration of the offer as opposed to “prior to our acceptance.”
Response:

Mr. Michael Pressman
August 21, 2006

     The Company has revised the disclosure in Section 6 of the offer to conform to the Staff’s comments.
Comment No. 10:
     The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.
Response:
     The Company understands that if a condition is triggered and the Company decides to proceed with the offer anyway, that will constitute a waiver of the triggered condition.
Comment No. 11:
     We note your statement that your determinations “will be final and binding upon all persons.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are general considered final and binding in such matters.
Response:
     The Company has revised the disclosure in Section 6 to conform to the Staff’s comments.
Section 13. Certain Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Exchanging Eligible Options and/or Eligible SARs and Holding and Disposing of Diamond Common Stock, page 31
Comment No. 12:
     Item 1004(a)(1)(xii) of Regulation M-A requires that you discuss all federal income tax consequences of the transaction. Please revise to include such discussion or delete the word “certain.”
Response:
     The Company has revised the disclosure in Section 13 to conform the conversion of the offer to an all cash offer and to discuss all federal income tax consequences of the transaction.
Comment No. 13:

Mr. Michael Pressman
August 21, 2006

     Please delete the reference to the Circular 230 Guidelines. Investors are entitled to rely upon your disclosure.
Response:
     The Company has revised the disclosure to delete the reference to Circular 230 Guidelines.
Section 16. Additional Information, page 35
Comment No. 14:
     We note that you have incorporated by reference XL’s financial statements in its annual report on Form 10-K. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to options holders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in your offer materials. Advise how this new information will be disseminated to security holders.
Response:
     As discussed above, the Company has decided to convert the tender offer to an all-cash offer. Pursuant to Instructions No. 1 and 2 to Item 10 of Schedule TO, financial statements would not be considered material to an Eligible Person’s decision whether to tender or hold the securities sought.
Section 17. Forward Looking Statements; Miscellaneous, page 17
Comment No. 15:
     Delete the reference to the PSLRA or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.
Response:
     The Company has revised the disclosure in Section 17 to delete the reference to the PSLRA.
     The Company has provided supplementally with this letter a copy of the Company’s form of SAR, as discussed in Comment No. 2 above.

Mr. Michael Pressman
August 21, 2006

     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the responses in this letter or the attached revised disclosure, please call me at (312) 558-7965 or, in my absence, Leland E. Hutchinson (312) 558-7336.

Respectfully submitted,

/s/ JEFFREY J. SHEBESTA
Jeffrey J. Shebesta

Attachment

cc:	Steven R. Worth
Leland E. Hutchinson